June 12, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:   Alph-Net Consulting Group, Ltd.
      Registration Statement on Form SB-2
      Filed February 28, 2002, and
      First Amendment filed April 23, 2002
      File Number 333-83512

Dear SEC:

	Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Alph-Net Consulting Group, Ltd, a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-83512, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 28, 2002, and a first amendment was filed on April 23, 2002.

	The Company has determined that it is not in its best interests to proceed with the Registration Statement at this time, as the Company does not currently have sufficient funding to proceed with the Registration Statement. The Registrant is therefore withdrawing its Registration Statement.

	The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Dieterich & Associates, legal counsel to the Registrant, at (310) 312-6888, or the undersigned at (520) 322-9918.

				Sincerely,
Very truly yours,
/s/
Patrick E. McKnight,
President,
Alph-Net Consulting Group, Ltd.